Acquire Skills and Knowledge Education Inc.

Balance Sheet

(Unaudited)

	December 31, 2019
ASSETS	
Cash	$ -
Total current assets	-
Total assets	$ -
LIABILITIES AND SHAREHOLDERS' DEFICIT	
Loan from officer	$ 3,151
Total current liabilities	3,151
Commitments and contingencies	-
Common stock, par value $0.01; 1,000,000 shares authorized, 690,000 issued and outstanding	6,900
Paid-in-capital	-
Accumulated deficit	(10,051)
Total shareholders' deficit	(3,151)
Total liabilities and shareholders' deficit	$ -